December 19, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dynasty Financial Partners Inc.
Request to Withdraw Registration Statement on Form S-1
Registration No. 333-262245

Ladies and Gentlemen:

Dynasty Financial Partners Inc. (the “Company”) respectfully requests, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the immediate withdrawal of its Registration Statement on Form S-1 (Registration No. 333-262245), initially filed with the Securities and Exchange Commission (the “Commission”) on January 19, 2022, and as amended from time to time thereafter, together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because it does not plan to pursue an initial public offering at this time. In addition, none of the Company’s securities were sold pursuant to the Registration Statement.

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Very truly yours,

/s/ Shirl Penney

Shirl Penney
Chief Executive Officer
Dynasty Financial Partners Inc.